FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 27, 2004

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

6th Floor, 1199 West Hastings Street

Vancouver, B.C. Canada V6E 3T5

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Press Release dated April 27, 2004 attached as

Schedule “A”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By:”Bedo H. Kalpakian”

(Signature)

Chairman & Director

Date: April 27, 2004

Exhibit 1

SCHEDULE “A”

NEWS RELEASE

April 27, 2004.

LVH.TSX Venture Exchange

LVFHF.OTC Bulletin Board

LVH.Berlin Stock Exchange

Vancouver, British Columbia - Las Vegas from Home.com Entertainment Inc., (“LVFH”) through its wholly owned Antiguan subsidiary, Action Poker Gaming Inc., announced today the availability of four new gaming sites.  The sites may be viewed at www.KoreaCasino.com, www.TaiwanCasino.com, www.VIPPokerGames.com, and www.HolyCowPoker.com.

These sites join the aggregate card room hosted by Action Poker Gaming utilizing the Company’s suite of gaming software.  Marketing efforts to Asian customers are expanding with the addition of KoreaCasino.com and TaiwanCasino.com, which join TigerGaming.com and Viet-Casino.com as Asia focused sites.  The sites will have a full suite of poker games, including Big Two and Chinese Poker, two games popular with Asian customers.

“Expansion to more international markets for our partner base and the customers that play on sites we host is important”, states Jake Kalpakian, President and C.E.O.  “Continued expansion into new markets through additional sites will allow us to grow our aggregate card room to provide a sufficient number of players at diverse playing levels”.

LVFH is a gaming software developer and operator that licenses its software to 3rd parties.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT (604) 681-0204, OR info@lvfh.com OR VISIT OUR WEBSITE AT www.lvfh.com

On behalf of the Board of

Las Vegas From Home.com Entertainment Inc.

“Jake Kalpakian”

_____________________________

Jake Kalpakian,

President

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

6th Floor, 1199 West Hastings Street

Vancouver, B.C.  V6E 3T5

Tel: (6040 681-0204   Fax: (604) 681-9428

Website: www.lvfh.com   email: info@lvfh.com

Statements in this news release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that all forward-looking statements involve risks and uncertainties, including without limitation risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition, risks associated with changing customer preferences and other risks detailed in the Company’s filings with securities regulatory authorities.  These risks may cause results to differ materially from those projected in the forward-looking statements.